February 24, 2006

Via facsimile to ((404) 572-6999) and U.S. Mail

F. Donald Nelms, Jr., Esq.
Powell Goldstein LLP
One Atlantic Center - Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA  30309

Re:	Yadkin Valley Company
      Preliminary Schedule 14A
      Filed January 24, 2006
      File No. 000-28356

      Schedule 13E-3
      Filed January 24, 2006
      File No. 005-54285

Dear Mr. Nelms:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Summary term sheet, page 4
1. We note that your board may elect not to effect the stock split despite security holder approval. Please disclose this in the summary. Also, describe here, and where appropriate in the proxy statement, the circumstances under which the board may choose to abandon the going private transaction with as much specificity as possible.
2. We note on page 36 that holders of approximately 61% of your outstanding securities have indicated they will vote for the reverse stock split and that if they do so, the proposal will be approved. Please disclose this prominently in the summary term sheet.

Questions and Answers

Why has the board of directors chosen this course of action?, page
3
3. Please quantify here the costs described in this answer.

May I buy additional shares in order to remain a stockholder...?, page 4
4. Please expand this section to describe the steps holders of shares in street name may take to consolidate holdings and remain a security holder. You may also explain how holders may ensure that all of their holdings may be cashed out name.

Special Factors

Background of the Transaction - Introduction, page 6
5. Please expand the fifth paragraph to quantify the percent of assets attributable to equity investments. Further, expand the background section to provide more information on how the board considered these investments with regard to considering the going private transaction. In this regard, while we note the board`s concern with revenue enhancement, it is unclear what consideration they gave to these assets, if any, in determining to take the company private.

Background of the Transaction - Costs Associated with SEC
Regulations, page 6
6. Please reconcile your estimate of SEC-related fees paid during 2005 of $115,000 to your estimate of future savings of $84,000 (page
11). We also note that your disclosure in this section states that the $115,000 figure does not include the cost of the time and resources "in preparation of these reports and compliance with reporting obligations" while the table on page 11 includes savings of
$5,000 for management costs.  Please explain.


Background of the proposal - Background of Board of Directors` Recommendation, page 7
7. We note that your board discussed the transaction initially in April 2004 and again in April 2005. Please describe any discussions held by your board or your management during the intervening period.
8. We note in the first full paragraph of page 8 that Mr. Holding
Sr.
was contacted due to his experience in the issues discussed by your board. Disclose also Mr. Holding Sr.`s affiliation with your company and whether this affiliation influenced the board`s decision to select Mr. Holding Sr. over any other similarly experienced individual.
9. To the extent that the presentation to Mr. Perry differed from the presentation made to the board on August 18, 2005, please expand to address.

Purposes of the Reverse Stock Split, page 11
10. Please quantify the savings you expect from the reduction in small stockholder account administration.

Recommendation of the Board of Directors; Fairness of the Reverse Stock Split, page 14
11. Please note that the determination as to the fairness of the transaction must be made to the unaffiliated security holders.
See
Item 8 of Schedule 13E-3. We note, for example, the references to the board`s determination that the transaction is fair to "the Company and its stockholders." Revise throughout the document to ensure that any determination of fairness relates to the unaffiliated security holders.
12. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b)
of Regulation M-A. For example, we note the lack of a liquidation value. If this value was not material to this transaction please explain it in your disclosure. If the value was disregarded or not considered despite being material, please discuss the related reasons. If the liquidation indicated a higher value than the $78 per share to be paid to the security holders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Question 20 in Exchange Act Release No. 17719 (April 13,
1981) for guidance in revising your disclosure.
13. With respect to the book value analysis, please explain why your board concluded that it was less meaningful than the net asset value.
Did your board calculate a book value? Did it result in a higher value than the net asset value? If so, what was the book value determined by your board?
14. With respect to the discounted cash flow analysis considered by your board, please disclose whether the board determined a valuation of the company on this basis. If so, disclose that value.
15. Refer to the seventh bullet point. It appears that the special committee and board of directors considered the presentation and opinion of Howe Barnes. If any filing person has based their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor`s report will not be sufficient. Please revise accordingly.
16. We note additionally that Howe Barnes` opinion addresses fairness as to all security holders regardless of their continuing interest in your securities or their unaffiliated status. Note that your fairness determination must be made with respect to unaffiliated security holders who will be cashed out and those who will continue holding your securities. If your board relied and adopted Howe Barnes` analysis, please explain whether your board considered this fact in its analysis.
17. Refer to the first sentence after the bullet point on page 16. Given that your board of directors is required to make a fairness determination, as described above, please explain how it is difficult to determine whether your board "as a whole" reached any conclusions from the analyses set forth above this disclosure. Also, disclose the "certain ... compelling" facts that were discussed at great length.
18. We note that the transaction does not include any of the features set forth in Item 1014(c)-(e) of Regulation M-A, which are indicators of procedural fairness. As a result, please explain how your board determined that the transaction is procedurally fair.
19. Refer to the last paragraph in this section (page 17).
Clarify
that the "Company`s affiliates" are the remaining filing persons and name them.





Opinion of Independent Financial Advisor
20. We note in Howe Barnes` opinion that it received financial forecasts from your management. Please disclose these forecasts in an appropriate location in your proxy statement.

Yadkin Valley Company Background Information, page 19
21. Please explain the meaning or relevance of the first sentence on page 20.

Income Valuation Methodology - Discounted Cash Flow Analysis, page
21
22. We note that Howe Barnes did not conduct a discounted cash flow analysis due to your limited "cumulative profitability." Please explain how your cumulative profitability prevented Howe Barnes from conducting this analysis. We also note that on an annual basis, you appear to have had net income and positive cash flows in some years during the period identified in your disclosure.

Income Valuation Methodology - Net Asset Value Methodology, page
21
23. Please reconcile aggregate value of the third-party securities you held as of June 30, 2005 from page 21 ($19,623,406) to page 22 ($22,605,851).

Income Valuation Methodology - Lack of Marketability Discount,
page
22
24. Please explain how Howe Barnes determined that discount rates of
40-60% for lack of marketability were the most appropriate indicators of value. Disclose the industry averages.

Income Valuation Methodology - Going Private Premium Analysis,
page
23
25. We note you have listed 20 transactions considered by Howe Barnes in this analysis. We also note that Howe Barnes based its review on certain transactions deemed comparable. Please disclose whether the transactions on which Howe Barnes based its review are the same 20 transactions listed. If not, explain how and why Howe Barnes selected a subset of the listed transactions and list the subset.

General Effects of the Reverse Stock Split, page 25
26. With respect to the Note included at the end of the table on page
25, clarify that security holders who hold shares in more than one account may pool their holdings in one account and continue holding your securities after the reverse stock split.

Certain United States Federal Income Tax Consequences, page 28
27. Revise the title to this section to eliminate the term
"certain."

Dissenters` Rights, page 34
28. We note your disclosure that "stockholders who receive cash for some or all of their stock and take the necessary steps to perfect their rights are entitled to" dissenters` rights. We also note that a security holder who votes his or her shares for your proposal may not exercise dissenters` rights. Please clarify whether the receipt of cash may be deemed a consent for the corporate action and thus result in the loss of dissenters` rights under North Carolina law.

Additional Special Meeting Information

Authority to Adjourn Special Meeting, page 38
29. The staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to solicit additional proxies to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

Appendix B.  Opinion of Independent Financial Advisor
30. We note that the fairness opinion may not be used by third parties, including Yadkin Valley security holders, without Howe Barnes` prior written consent. Revise the fairness opinion to make clear, if true, that unaffiliated security holders may rely upon the opinion when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company, its management and the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from each of the company and the additional filing persons acknowledging that:
* the company or filing person, as applicable, is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company or filing person, as applicable may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions
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F. Donald Nelms, Jr., Esq.
Powell Goldstein LLP
February 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE